Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

PREFERENCES AND RIGHTS OF

SERIES D CONVERTIBLE PREFERRED STOCK

OF

TOWERSTREAM CORPORATION

TOWERSTREAM CORPORATION, a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is TOWERSTREAM CORPORATION.

SECOND: The Corporation’s Certificate of Designation of Preferences and Rights of Series D Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on November 9, 2016 and was amended and restated on November 22, 2016 pursuant to an Amended and Restated Certificate of Designation of Preferences and Rights of Series D Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2016 (the “Amended and Restated Certificate”).

THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the Delaware General Corporation Law adopted resolutions to amend Section 10 of the Amended and Restated Certificate to read in its entirety as follows:

“10.     Liquidation, Dissolution, Winding Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, an amount per Preferred Share equal to one hundred (100%) percent of the greater of (A) the Base Amount thereof on the date of such payment and (B) the amount such Holder would receive if such Holder converted such Preferred Shares into Common Stock immediately prior to the date of such payment; provided, however, that, if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designation (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Stock. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 10. All the preferential amounts to be paid to the Holders under this Section 10 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 10 applies.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Interim Chief Executive Officer on this 30th day of December, 2016.

TOWERSTREAM CORPORATION

By: /s/ Philip Urso
Name: Philip Urso
Title: Interim Chief Executive Officer